

August 28, 2020

John Wenger
Chief Financial Officer
Contact Gold Corp.
400 Burrard St., Suite 1050
Vancouver, BC Canada V6C 3A6

   Re: Contact Gold Corp.
     Offering Statement on Form 1-A
     Filed August 6, 2020
     Amendment No. 1 to Offering Statement on Form 1-A
     Filed August 10, 2020
     File No. 024-11290

Dear Mr. Wenger:

   We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed August 6, 2020, as amended August 10, 2020

Cover page

1. You disclose in the third paragraph of the cover page that the underwriters are conducting this offering on a "best-efforts" basis. However, in the underwriting section on page 125 you further disclose that the underwriters have severally agreed to purchase on the closing date an aggregate of 75,000,000 units at a price of $0.20 per unit, payable in cash to the company against delivery of such units, subject to the terms and conditions of the underwriting agreement. You also disclose that the underwriters are obligated to take and pay for all units if any of the units are purchased under the underwriting agreement. Considering these contrasting descriptions of your underwriting arrangement, please clarify the nature of the underwriter's obligation and revise your disclosure throughout your filing as necessary. See Item 5 of Part II of Form 1-A and Instruction 1 to the

Instructions to Item 5(a).

2. Please revise to clarify each security being offered under this offering statement. If you do not intend to include each component of the units or the shares of common stock underlying the warrants, please tell us why you do not believe you are required to do so. Refer to the note to Rule 251(a).

3. We note your disclosure regarding the trading of your common stock on the TSX Venture Exchange and the OTCQB Venture Market. Please disclose whether you intend for the units and warrants offered under this offering statement to be listed on an exchange or quoted on any OTC market.

Description of Mineral Property Interests
The Green Springs Project
Historical Mining Resource Estimates, page 84

4. We note your disclosure of historical mineral resources for the Green Springs project. Only estimates of proven and probable reserves may be disclosed in filings with the U.S. Securities and Exchange Commission unless required to be disclosed by foreign or state law. See Instruction 3 to Item 102 of Regulation S-K and Industry Guide 7, Instructions to paragraph (b)(5). Please advise or revise to remove your historical resources.

Exhibits

5. We note that the warrant agreement for this offering identifies the courts of the Province of British Columbia as the exclusive jurisdiction with respect to all matters arising out of the agreement and the transactions contemplated in the agreement. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise to add risk factor disclosure, and to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

John Wenger
Contact Gold Corp.
August 28, 2020
Page 3

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kenneth Sam